September 19, 2013

VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Clutterbug Move Management, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 28, 2013
File: 333-187248

Ladies and Gentlemen:

By letter dated September 6, 2013 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clutterbug Move Management, Inc. (the “Company”) with its comments to the amended registration statement on Form S-1 filed on August 28, 2013. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

Staff Comment

1. We note your response and revised disclosure to comment 2 of our letter dated July 5, 2013. Please further revise your disclosure throughout the prospectus to remove the “we are deemed” and “we are considered” language. Your disclosure should clearly indicate that Clutterbug Move Management is a shell company.

Company Response

We have further revised our disclosure throughout the prospectus to remove the “we are deemed” and “we are considered” language. Our disclosure clearly indicates that we are a shell company.

Calculation of Registration Fee Table, page ii

Staff Comment

2. Please revise the “proposed maximum offering price” column to reflect the price per share, not the price per unit. Also revise the inconsistent descriptions of the offering price of the shares being registered under footnote 2 to the fee table on page ii, the offering summary on page 4, a risk factor on page 8, and elsewhere as necessary.

Company Response
We have revised the “proposed maximum offering price” column to reflect the price per share, not the price per unit. We have also revised the inconsistent descriptions of the offering price of the shares being registered in the sections noted in this comment and elsewhere as necessary.

Prospectus Summary, page 3

Staff Comment

3. Please further revise to briefly describe the risks and consequences of failing to receive financing from Ms. Young regarding your intended marketing and expansion plan.

Company Response

We have further revised this section to disclose the risks and consequences of failing to receive financing from Ms. Young for our intended marketing and expansion plan.

Risk Factors, page 5

If we are not be [sic] able to raise additional equity capital…, page 5

Staff Comment

4. Please revise the net loss disclosure to match your reported financial figures.

Company Response

We have revised the net loss disclosure to match our reported financial figures.

Management Discussion and Analysis of Financial Condition and Plan of Operations, page 11

Results of Operations, page 13

Staff Comment

5. Please provide the required disclosure in your results of operations for the year ended November 30, 2012 as compared to the inception to date period from December 29, 2010 to November 30, 2011 in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

Company Response

We have provided the required disclosure in our results of operations for the year ended November 30, 2012 as compared to the inception to date period from December 29, 2010 to November 30, 2011 in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

Staff Comment

6. We note the recent decreases in revenues are primarily attributable to a decrease in referrals from a care facility. Please discuss whether your revenue was solely from one particular care facility. If so, please revise to include a risk factor and discuss the potential risks with relying significantly upon one care facility for a majority or all of your revenues. Also, provide additional disclosure to explain the underlying reasons for the decrease in referrals. For guidance, please refer to Item 303(a)(3)(i)-(iv) of Regulation S-K. To the extent that you generated revenue from means other than care facility referrals, please disclose and discuss.

Company Response

We have disclosed in this section that our revenue is not solely from one particular care facility. We also provided additional disclosure to explain the underlying reasons for the decrease in referrals by referring to Item 303(a)(3)(i)-(iv) for guidance. We have disclosed and discussed the extent that we generated revenue from means other than care facility referrals.

Our Business, page 18

Competition, page 20

Staff Comment

7. Please further revise to explain how you sell and donate items. Disclose whether these proceeds are refunded back to the client, included in revenue, or some combination thereof. Additionally, please explain how you dispose of certain potentially environmentally harmful items. Please disclose and discuss if you engage a third party to perform any of these services.

Company Response

We have further revised this section to explain how we sell and donate items. We have also revised to disclose whether the proceeds are refunded back to the client, included in revenue, or some combination thereof. We have disclosed how we dispose of environmentally harmful items and whether we engage a third party to perform any of these services.

Additional Information, page 30

Staff Comment

8. We note your revised disclosure in response to comment 14 of our letter dated July 5, 2013. Please clarify in the last sentence on page 30, since you are not registering your common stock under Section 12(g), you will not (rather than “may not”) be subject to the SEC’s proxy rules, etc.

Company	Response

We have revised our disclosure to clarify in the last sentence on page 30, since we are not registering our common stock under Section 12(g), that we will not (rather than “may not”) be subject to the SEC’s proxy rules, etc.

Report of Independent Registered Public Accounting Firm, Page F-2

Staff Comment

9. Please ask your auditors to revise the fourth paragraph to state that the financial statements have been restated. Refer to AU Section 508.

Company Response

We have revised the fourth paragraph to state that the financial statements have been restated.

Balance Sheets, page F-15

Staff Comment

10. We note your response to comment 15. Please tell us why the balance sheet as of November 30, 2012 was not restated. We note the restatement on page F-3.

Company Response

  We have revised our financial statements to restate the balance sheet as of November 30, 2012.

Note 3 – Restatement, page F-11 and F-22

Staff Comment

11. We note your response to comment 15. Please delete the reference to “comments received by the Securities and Exchange Commission.” In addition, expand to disclose why your previous valuation was incorrect.

Company Response

We have deleted the reference to “comments received by the Securities and Exchange Commission.” We have also expanded to disclose why our previous valuation was incorrect.

Staff Comment

12. Please revise the column, “Restated as of May 31, 2012,” to “Restated as of May 31, 2013” for the balance sheet and “Restated as of May 31, 2012” for the statements of income and cash flows.

Company Response

We have revised the columns in accordance with this comment.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company with any questions you may have.

Very truly yours,

CLUTTERBUG MOVE MANAGEMENT, INC.

By:	/s/ VICTORIA YOUNG
Victoria Young
Chief Executive Officer